Exhibit 23.1

To the Board of Directors and Shareholders of Polomar Health Services, Inc.

We consent to the inclusion in this Schedule 14C/A Amendment No. 1 of Polomar Health Services, Inc. of our report dated May 22, 2025, relating to our audit of the consolidated balance sheet of Polomar Health Services, Inc. as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes.

We also consent to the reference to us on the cover page and under the caption “Experts” in the Registration Statement.

March 12, 2026.

We served as the Company’s auditor since 2023

Los Angeles, California

PCAOB ID Number 6580